Exhibit 99.1

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

# Certificate of Amendment

***Canada Business Corporations Act***

# Certificat de modification

***Loi canadienne sur les sociétés par actions***

TransAlta Corporation

Corporate name / Dénomination sociale

450493-3

Corporation number / Numéro de société

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes des articles 27 et 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2020-10-09

Canada

Innovation,Science and Innovation,Sciences et Economic Development Canada Developpement economique Canada Corporat10mCanada Corporatrons CsrmdsCertificate of Amendment Certificat de modification Canada Busineu ColpOtations Act Loi canadienne sur lu sociltn par actionsTransAita Corporation450493-3 Corporation numberI Num6ro de societeI HEREBY CERTIFY that the articles of the above-named corporation are amended under sections 27 and 178 of the Canada Business Corporations Act as set out in the attached articles of amendmentJE CERTIFIE que les statuts de la societe susmentionnee sont modifies aux termes des articles 27 et 178 de la Loi canadie:nne sur lea socretes par actions, tel qu'il est indique dans les clauses m.odificatrices ci-jointes.Raymond EdwardsDirectorI Directeur 2020-10-09 Date of amendment (YYYY-MM:-DD) Date de modification (AAAA-MM-JJ)Canada

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

# Form 4
## Articles of Amendment
*Canada Business Corporations Act (CBCA) (s. 27 or 177)*

# Formulaire 4
## Clauses modificatrices
*Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)*

1 Corporate name
Dénomination sociale
TransAlta Corporation

2 Corporation number
Numéro de la société
450493-3

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Scott Jeffers

Scott Jeffers
403.-267-2014

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

IC 3069 (2008/04)

The Articles of the Corporation be and are hereby amended by the creation of the ninth series of First Preferred Shares consisting of 400,000 shares designated as Redeemable First Preferred Shares, Series I, which shares shall have attached to them those certain rights, privileges, restrictions and conditions as set out in the bellow:

TRANSALTA CORPORATION

(the Corporation)

ARTICLES OF AMENDMENT

SHARE TERMS FOR SERIES I FIRST PREFERRED SHARES

The ninth series of First Preferred Shares of the Corporation shall consist of 400,000 shares designated as Redeemable First Preferred Shares, Series I (the “Series I Preferred Shares”). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, Series I shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Interpretation.

(a)          Definitions. In these Series I Preferred Share provisions, the following expressions have the meanings indicated:

(i)	“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified and for the avoidance of doubt, in the case of the Investor, “Affiliate” includes investment funds managed by Brookfield or its Affiliates but does not include any Affiliates of the Investor that operate behind an information wall erected to prevent exchanges or communication of non-public information that could result in conflicts of interest or breaches of Securities Laws.

(ii)	“Articles” means the articles of amalgamation of the Corporation, as supplemented, amended or replaced from time to time.

(iii)	“Board of Directors” means the board of directors of the Corporation, as constituted from time to time.

(iv)	“Brookfield” has the meaning specified in the Investment Agreement.

(v)	“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in both Calgary, Alberta and Toronto, Ontario.

(vi)	“Canadian Financial Institution” means “Canadian financial institution” as defined in Section 1.1 of National Instrument 45-106 - Prospectus Exemptions.

(vii)	“Cash Acceleration Event” means, subject to Section 2.3(b) of the Exchange and Option Agreement, the occurrence of an event or circumstance specified as such in Section 6(b)(ii).

(viii)	“CBCA” means the Canada Business Corporations Act.

(ix)	“Common Shares” means the common shares in the capital of the Corporation, as constituted from time to time.

(x)	“Corporation” means TransAlta Corporation.

(xi)	Debentures” means the unsecured subordinated debenture in the principal amount of $350,000,000 issued by the Corporation to Eagle Investment II LP on May 1, 2019 and includes any other unsecured, subordinated debentures issued by the Corporation pursuant to the Investment Agreement and having identical terms and conditions to the first debenture.

(xii)	“Dividend Payment Date” means the last day of February, May, August and November, in each year; provided that, if such date is not a Business Day, the applicable Dividend Payment Date will be the next succeeding Business Day.

(xiii)	“Early Exchange Event” has the meaning specified in the Exchange and Option Agreement.

(xiv)	“Exchange” means an Exchange of the Securities as defined in and pursuant to and on the terms and conditions of the Exchange and Option Agreement.

(xv)	“Exchange and Option Agreement” means the exchange and option agreement dated as of May 1, 2019 between the Corporation and the Investor.

(xvi)	“Exchange Right” has the meaning specified in the Exchange and Option Agreement.

(xvii)	“Exchange Right Approvals” means approvals of a Governmental Entity that, if not obtained, would prevent the Corporation from saCtisfying the Investor’s exercise of the Exchange Right; provided that, for greater certainty, such approvals do not include any Regulatory Approvals required in connection with the completion of the Hydro Assets Reorganization.

(xviii)	“First Preferred Shares” means the first preferred shares of the Corporation, as specified in the Articles.

(xix)	“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, (including an independent quasi-judicial tribunal), commission or board (including any independent system operator), arbitral body, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange. For the avoidance of doubt, “Governmental Entity” includes Securities Regulators (as defined in the Exchange and Option Agreement), the Alberta Utilities Commission, the Federal Energy Regulatory Commission and the North American Electric Regulatory Corporation and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity.

(xx)	“Holder” in respect of Series I Preferred Shares means the Investor and at any time the Series I Preferred Shares are transferred in accordance with their terms, the Permitted Transferees in whose name the Series I Preferred Shares are registered.
(xxi)	“Hydro Assets Reorganization” has the meaning specified in the Exchange and Option Agreement.
(xxii)	“Hydro Assets Reorganization Event” has the meaning specified in the Exchange and Option Agreement.
(xxiii)	“Investment Agreement” means the investment agreement dated as of March 22, 2019, between the Corporation and the Investor (to whom the Investment Agreement was assigned by Brookfield BRP Holdings (Canada) Inc. to the Investor on April 30, 2019), as amended, supplemented, restated, converted, exchanged or replaced from time to time.
(xxiv)	“Investor” means Eagle Hydro II LP, a limited partnership existing under the laws of Ontario, or, at and after the time, if any, that all of the rights of the party that is the “Investor” under the Exchange and Option Agreement is assigned to a Permitted Assignee in accordance with the terms of the Exchange and Option Agreement, the Permitted Assignee to whom such rights have been so assigned.

(xxv)	“Liquidation Date” has the meaning specified in Section 5(a).

(xxvi)	“Liquidation Event” has the meaning specified in Section 5(a).

(xxvii)	“Mandatory Redemption” has the meaning specified in Section 6(f).

(xxviii)	“Mandatory Redemption Date” has the meaning specified in Section 6(f)(ii).

(xxix)	“Optional Redemption” has the meaning specified in Section 6.

(xxx)	“Payment Date” means the Liquidation Date, Redemption Date or Mandatory Redemption Date, as applicable.

(xxxi)	“Person” has the meaning specified in the Investment Agreement.

(xxxii)	“Pro Rated Dividend” means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation Event, Redemption Event or Exchange is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for a Liquidation Event, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year.

(xxxiii)	“Quarter” means a three-month period ending on a Dividend Payment Date.

(xxxiv)	“Quarterly Commencement Date” means the last day of March, June, September and December in each year, commencing September 30, 2019.

(xxxv)	“Quarterly Rate Period” means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date.

(xxxvi)	“Redemption Consideration” means, in respect of a Series I Preferred Share, at any particular time, the Series I Preferred Share Subscription Price plus the amount of any accrued but unpaid dividends on that Series I Preferred Share.

(xxxvii)	“Redemption Date” means the date, if any, established by the Board of Directors in good faith in connection with the occurrence of a Redemption Event, for the redemption by the Corporation of the Series I Preferred Shares in accordance with Section 6.

(xxxviii)	“Redemption Event” means an Optional Redemption or a Mandatory Redemption.

(xxxix)	“Securities” means these Series I Preferred Shares and the Debentures.

(xl)	“Securities Laws” has the meaning specified in the Investment Agreement.

(xli)	“Series I Preferred Share Subscription Price” means the subscription price paid, per share, for any Series I Preferred Share on the date of issuance, being $1,000.

(xlii)	“Series I Preferred Share Yield” means an amount equal to the amount accruing (subject to any deduction or withholding required by law) on a daily basis of a 365-day year in respect of an Series I Preferred Share (commencing upon the date of issuance of such Series I Preferred Share) at the Series I Preferred Share Yield Rate, on the Series I Preferred Share Subscription Price for such Series I Preferred Share. For the avoidance of doubt, (i) such Series I Preferred Share Yield shall accrue whether or not dividends have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, and (ii) the “date of issuance” of any Series I Preferred Share shall be the date on which the Corporation initially issued such Series I Preferred Share regardless of the number of times transfer of such Series I Preferred Share is made on the share registers maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series I Preferred Share.

(xliii)	“Series I Preferred Share Yield Rate” means 7% per annum.

(xliv)	“Series I Preferred Shares” mean the Redeemable, First Preferred Shares, Series I in the capital of the Corporation, as constituted from time to time.

(xlv)	“Subsidiary” or “subsidiary” has the meaning specified in the Investment Agreement.

(xlvi)	“Tax Act” means the Income Tax Act (Canada).

(xlvii)	“Transfer” means any sale, transfer, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of a security interest or other arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntarily and whether or not for value, and any agreement to effect any of the above, but does not include the sale, exchange or redemption of any Series I Preferred Shares under these Series I Preferred Share provisions.

(b)          Control.

(i)	For purposes hereof:

(A)	a Person controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(B)	a Person controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is able to direct the business and affairs of the entity; and

(C)	the general partner of a limited partnership controls the limited partnership.

(ii)	A Person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(iii)	A Person is deemed to control, within the meaning of Section 1(b)(i)(A) or Section 1(b)(i)(B), an entity if the aggregate of:

(A)	any securities of the entity that are beneficially owned by that Person; and

(B)	any securities of the entity that are beneficially owned by any entity controlled by that Person, is such that, if that Person and all of the entities referred to in Sections 1(b)(i) and 1(b)(ii) that beneficially own securities of the entity were one Person, that Person would control the entity.

(c)           Interpretation.

(i)	The expressions “on a parity with”, “ranking prior to”, “ranking junior to” and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation Event.

(ii)	If any day on which any dividend on the Series I Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

2.	Voting and Amendment.

(a)          Non-Voting. Except as required by applicable law and by Section (b), the holders of the Series I Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

(b)          Amendment and Approval Requirements.

(i)	The rights and privileges attaching to the Series I Preferred Shares may be removed or changed, and the restrictions and conditions attaching to the Series I Preferred Shares may be added to or changed, only with the approval of the Investor.

(ii)	For purposes of these Series I Preferred Share provisions, subject to compliance with Section 8(c) where an action is to be taken by Holders of the Series I Preferred Shares, in addition to the requirements of applicable law, if any, such action may be taken if such Holders:

(A)	pass a written resolution to such effect in accordance with the requirements of the CBCA; or

(B)	pass a resolution by the requisite majority as required by applicable law or as specified herein of votes cast on such resolution to such effect at a duly constituted meeting of such holders, voting as a single class.

(c)           Class Voting. Subject to the provisions of the CBCA, the Holders of the Series I Preferred Shares are not entitled to vote separately as a class upon any proposal to amend the Articles, except for any proposal that disproportionately and adversely affects the Series I Preferred Shares or the Holders thereof, relative to the other classes of shares in the authorized capital of the Corporation (or the as proposed authorized capital of the Corporation) or the Holders thereof.

3.	Dividends.

(a)          The Holders of the Series I Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, which dividends shall accrue whether or not declared by the Board of Directors and whether or not there are funds available for the legal payment of dividends, on a daily basis in arrears at the Series I Preferred Share Yield Rate and are payable on each Dividend Payment Date, in the amount per share determined by multiplying the Series I Preferred Share Yield Rate for such Quarterly Rate Period by the Series I Preferred Share Subscription Price plus all accrued but unpaid dividends thereon and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Rate Period that the Series I Preferred Shares are issued and outstanding and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. To the extent not paid on any applicable Dividend Payment Date all accrued dividends on the Series I Preferred Shares shall accumulate and compound on such applicable Dividend Payment Date whether or not declared by the Board of Directors and shall remain accumulated, compounding dividends until paid pursuant hereto.

(b)          If a dividend has been declared for a Quarter and a date is fixed for a Liquidation Event, Redemption Event or Exchange that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation Event, Redemption Event or Exchange instead of the dividend declared, but if such Liquidation Event, Redemption Event or Exchange does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(c)           If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series I Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(d)          Subject to Section 11, cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(e)          The Holders of the Series I Preferred Shares shall not be entitled to any dividend other than as specified in this Section 3.

4.	Purchase for Cancellation.

Subject to the provisions of Section 6.(i) and subject to such provisions of the CBCA as may be applicable, the Corporation may at any time or times and in any manner purchase (if obtainable) for cancellation all or any part of the Series I Preferred Shares outstanding from time to time at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this Section 4 more Series I Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series I Preferred Shares so tendered by each of the Holders of Series I Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series I Preferred Shares under the provisions of this Section 4, the shares so purchased shall be cancelled and shall not be reissuable.

5.	Liquidation.

(a)          Rights on Liquidation. Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation to its shareholders for the purpose of winding up its affairs (a “Liquidation Event”), a Holder of Series I Preferred Shares is entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Series I Preferred Share held by such Holder on the effective date (the “Liquidation Date”) of such Liquidation Event, before any distribution of any part of the assets of the Corporation among the holders of Common Shares or any other shares of the Corporation ranking junior with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Redemption Consideration as of the last Business Day prior to the Liquidation Date, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or to the holders of any other shares ranking junior to the Series I Preferred Shares in any respect.

(b)          Method of Distribution on Liquidation.

(i)	On or before the Liquidation Date, the Corporation will cause to be delivered to the Holders of the Series I Preferred Shares the Redemption Consideration for each such Series I Preferred Share upon presentation and surrender of the documents specified in Section 6(h).

(ii)	After the Corporation has satisfied its obligation to pay to the Holders of Series I Preferred Shares the full amount of the Redemption Consideration pursuant to Section 6(b)(i), such Holders are not entitled to share in any further distribution of the assets of the Corporation.

(c)           Solvency Restrictions. Notwithstanding any other provision of these Articles, the Corporation is not obligated to deliver any Redemption Consideration to the extent that the delivery of the Redemption Consideration with respect to the then outstanding Series I Preferred Shares would be contrary to solvency requirements or any other provision of applicable law.

6.	Redemption.

(a)          Redemption by the Corporation.

(i)	Subject to applicable law, at any time after December 31, 2028 that the Board of Directors has authorized the Corporation to redeem Series I Preferred Shares, the Corporation shall have the right to redeem (an “Optional Redemption”) on the Redemption Date all or any part of the then outstanding Series I Preferred Shares for the Redemption Consideration as of the last Business Day prior to the Redemption Date for each Series I Preferred Share, provided that each such redemption, other than an Optional Redemption that is to redeem the balance of the outstanding Series I Preferred Shares, must be for an amount of Redemption Consideration that is, when added to the consideration from all Redemption Consideration paid by the Corporation for all the Securities being redeemed by the Corporation concurrently with the Series I Preferred Shares from the holder thereof, is not less than $100,000,000 in the aggregate.

(ii)	In the event of an Optional Redemption of less than all of the Securities, the Corporation shall within thirty-six months of the first Optional Redemption have redeemed all of the then outstanding Securities.

(iii)	Any Optional Redemption or Optional Redemption Notice may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an equity or other offering, issuance of indebtedness, or other corporate transaction or event. Notice of any redemption in respect thereof will be given prior to the completion thereof and may be partial as a result of only some of the conditions being satisfied. If an Optional Redemption is subject to the satisfaction of one or more conditions precedent, the related Optional Redemption Notice shall describe each such condition, and if applicable, state that, in the Corporation’s discretion, the Optional Redemption Date may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Optional Redemption Date; provided that any failure of the Issuer to include such information in the applicable Optional Redemption Notice shall not impact the Corporation’s right to rescind the Optional Redemption Notice if the applicable condition precedents are not satisfied.

(b)          Mandatory Redemption on Cash Acceleration.

(i)	Upon the occurrence of a Cash Acceleration Event, the Corporation shall redeem all but not less than all of the then outstanding Series I Preferred Shares. If such redemption would be contrary to solvency requirements or other provisions of applicable law, the Corporation will redeem Series I Preferred Shares in accordance with these share provisions on a pro rata basis and will issue to each Holder of Series I Preferred Shares a new certificate, at the expense of the Corporation, representing the Series I Preferred Shares of that Holder not redeemed by the Corporation.

(ii)	The occurrence of any one or more of the following events or circumstances shall constitute a “Cash Acceleration Event”:

(A)	provided that the Hydro Assets Reorganization is completed in the manner described in the Investment Agreement, any Exchange Right Approvals are not obtained on terms acceptable to the Investor and the Corporation, each acting reasonably; or

(B)	a final and non-appealable order is issued by a court of competent jurisdiction that enjoins the satisfaction of the Exchange Right.

(iii)	Notwithstanding anything contained in the Series I Preferred Share terms to the contrary, the Investor’s right to accelerate the Corporation’s payment obligations pursuant to and on the terms and conditions provided therefor in this Section 6(b) shall be the sole and exclusive remedy for any Cash Acceleration Event. No other right or remedy in respect of any Cash Acceleration Event shall be available to the Investor or the Holder under the Series I Preferred Share terms. For greater certainty, nothing herein shall restrict the exercise of any rights or remedies of the Investor in respect of the Investment Agreement.

(c)           Consideration. The consideration for a redemption under Section 6 is to be paid and satisfied in full by the Corporation causing to be delivered on the Redemption Date to each such Holder of Series I Preferred Shares immediately available funds equal to the Redemption Consideration for the Series I Preferred Shares being redeemed.

(d)          Restrictions on Payment of Dividends and Reduction of Junior Capital. So long as any of the Series I Preferred Shares are outstanding, the Corporation shall not:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series I Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series I Preferred Shares with respect to payment of dividends; or

(ii)	call for redemption of, purchase, reduce the stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Series I Preferred Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series I Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series I Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs (a) and (b), excluding all securities purchased pursuant to a SIB or NCIB as those terms are defined in the Investment Agreement.

(e)          Notice of Redemption by Corporation.

(i)	In the case of a redemption of Series I Preferred Shares under Section 6(a), the Corporation shall send or cause to be sent to each Holder of Series I Preferred Shares a notice in writing of the intention of the Corporation to redeem the Series I Preferred Shares held by such Holder (the “Optional Redemption Notice”) on not less than fifteen (15) days nor more than thirty (30) days after the date on which such prior written notice is given.

(ii)	Such notice must set out the number of Series I Preferred Shares being redeemed, the Redemption Consideration and the Redemption Date.

(f)            Cash Acceleration Event Notice; Mandatory Redemption.

(i)	Upon the occurrence of a Cash Acceleration Event with respect to Series I Preferred Shares, the Corporation shall within five (5) Business Days of becoming aware of the occurrence of the Acceleration Event deliver written notice thereof (an “Acceleration Event Notice”) to the Investor; provided, however, that failure to provide an Acceleration Event Notice shall not diminish or otherwise affect the rights and remedies of the Investor hereunder.

(ii)	At any time after the date on which a Cash Acceleration Event occurs, the Investor may require the Corporation to redeem all and not less than all of its Series I Preferred Shares by delivering written notice thereof (a “Cash Acceleration Notice”) to the Corporation. If a Cash Acceleration Notice is delivered by the Investor pursuant to this Section 6(f)(ii), (i) the Series I Preferred Shares shall be redeemed by the Corporation, on a date fixed by the Corporation (the “Mandatory Redemption Date”) which shall not be later than thirty (30) days after the Corporation’s receipt of such Cash Acceleration Notice, at a price equal to the Redemption Consideration (the “Mandatory Redemption Price”) and (ii) the Corporation shall pay the Mandatory Redemption Price to the Holder in cash in accordance with Section 6(h) on the Mandatory Redemption Date, unless such Cash Acceleration Notice has been rescinded prior to the Mandatory Redemption Date therefor in accordance with Section 6(g).

(g)          Rescission of Cash Acceleration Notice; Waiver of Defaults

(i)	A Cash Acceleration Notice shall be irrevocable; provided, however, that the Investor may rescind and annul a Cash Acceleration Notice, and the corresponding consequences thereof, by providing written notice thereof to the Corporation not more than 5 Business Days after the Investor has delivered such Cash Acceleration Notice (and at least 5 Business Days prior to the applicable Mandatory Redemption Date) or at such later time as is agreed by the Corporation. Any such written notice from the Investor rescinding a Cash Acceleration Notice shall be deemed an irrevocable waiver by the Investor of its right to cause the Corporation to redeem the Series I Preferred Shares as a result of the Cash Acceleration Event that is the subject of such Cash Acceleration Notice.

(ii)	The Investor may, by written notice to the Corporation, waive any default and its consequences under the Series I Preferred Shares.

(h)          Delivery of Redemption Consideration.

(i)	On the Payment Date the Corporation will cause to be delivered to the Holders of the Series I Preferred Shares to be redeemed the Redemption Consideration for each such Series I Preferred Share, upon presentation and surrender by each Holder of the documents specified in 6(h)(ii) below.

(ii)	On or prior to the Payment Date, the Investor shall deliver or cause to be delivered to the Corporation, the following:

(A)	a certificate signed by two senior officers of the Holder containing a representation and warranty by such Holder in favour of the Corporation that such Holder:

(I)	is not a non-resident of Canada for purposes of the Tax Act; or

(II)	if a partnership, is a “Canadian partnership” as defined in section 102 of the Tax Act;

(B)	the certificates representing the Series I Preferred Shares to be exchanged for the Redemption Consideration;

(C)	such other documents and instruments as may reasonably be required to effect a redemption of such Series I Preferred Shares under the Corporation’s governing statute and regulations and these Articles; and

(D)	such additional documents and instruments as the Corporation may reasonably require.

(iii)	Payment shall, subject to Section 11, be made by cheque payable at par at any branch of the Corporation’s bankers in Canada.

(iv)	If a part only of the Series I Preferred Shares presented by any certificate shall be redeemed on an Optional Redemption, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series I Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series I Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series I Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series I Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be cancelled and the rights to the holders after such deposit or such Redemption Date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the CBCA as may be applicable, in case a part only of the then outstanding Series I Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide or if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

(i)            Solvency Restrictions. Notwithstanding any other provision of these Articles, the Corporation shall not redeem or purchase any Series I Preferred Shares on a Redemption Date to the extent that the redemption or purchase of all or any part of the then outstanding Series I Preferred Shares would be contrary to solvency requirements or any other provision of applicable law.

7.	Notices.

Any notice, request or other communication to be given to the Corporation by a Holder of Series I Preferred Shares or to be given to a Holder of Series I Preferred Shares by or on behalf of the Corporation must be in writing and is valid if given in accordance with the Investment Agreement.

8.	Certain Restrictions and Covenants.

(a)          Restrictions. If, and only to the extent that, any such transaction shall impair the Corporation’s ability to redeem the Series I Preferred Shares, the Corporation shall not, without, but may at any time with, prior written consent of the holders of a majority of the then outstanding Series I Preferred Shares, issue any Series I Preferred Shares or any other shares of the Corporation ranking equally with, or superior to, the Series I Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(b)          No Transfer.

(i)	No Holder of Series I Preferred Shares may Transfer any Series I Preferred Shares without the prior written consent of the Corporation, which consent may be withheld in its sole discretion; provided, however, that, subject to Sections 8(b)(ii), (iii) and (iv) of these Series I Preferred Shares, (i) the Holder may Transfer Series I Preferred Shares to an Affiliate of the Investor without the consent of the Corporation, but only for so long as such Affiliate remains an Affiliate of the Investor (a “Permitted Transferee”) and (ii) a Holder may grant a security interest on Series I Preferred Shares in favour of one or more Canadian Financial Institutions to secure indebtedness for borrowed money owed by the Holder to such Canadian Financial Institutions under a bona fide credit facility (a “Financing Facility”), which indebtedness (x) is an aggregate principal amount (taken together with all other indebtedness incurred by all other holders of Securities under such Financing Facility or any other “Financing Facility” (as defined in the applicable Securities)) not in excess of C$325,000,000 and (y) is incurred following the date hereof in order to finance any of the Initial Purchase Price and/or Second Purchase Price (a “Permitted Pledge”). At any time that there is a Permitted Pledge, the applicable Holder shall (and shall cause each of its Affiliates that is an obligor, or otherwise the subject of any covenants, under a Financing Facility to) use commercially reasonable efforts to comply with the terms and conditions of, and not be in default of its payment or other obligations under, the applicable Financing Facility.

(ii)	If a Holder of Series I Preferred Shares ceases to be an Affiliate of the Investor, such Holder shall immediately Transfer its Series I Preferred Shares back to the Investor or an Affiliate of the Investor, and for so long as the Holder is in breach of this Section 8(b)(ii), all of the Holder’s rights under these Series I Preferred Shares shall be suspended and the Corporation shall have no obligation to make any payments to the Holder.

(iii)	As a condition to any Transfer of Series I Preferred Shares, the Corporation may, among other things, require the transferor to (i) pay the Corporation an amount to reimburse the Corporation for any transfer taxes, similar governmental charges or other fees required to be paid by the Corporation in connection with such Transfer, (ii) furnish the Corporation with due endorsements by, or a written instrument of transfer in form satisfactory to the Corporation duly executed by, the transferor, (iii) provide the name, addresses and other details for payment of the Permitted Transferees and (iv) provide the Corporation with evidence, including, if the Corporation requires, one or more legal opinions, satisfactory to the Corporation confirming that the applicable Transfer complies with applicable securities laws, including Securities Laws.

(iv)	Any purported Transfer in violation of this Section 8(b) shall be invalid and void and shall not be registered in the share registers of the Corporation or otherwise recognized for any purpose.

(c)           Each Holder of Series I Preferred Shares acknowledges and agrees that the Investor shall be the sole representative of such Holder for all purposes of the Series I Preferred Shares, and the Corporation shall be entitled to deal with the Investor as the sole representative of such Holder and only the Investor shall have the power and authority to exercise all of the rights and powers granted by the Corporation to the Investor pursuant to Series I Preferred Shares, the Investment Agreement and the Exchange and Option Agreement. All actions taken by the Investor in connection with Series I Preferred Shares shall apply to and be effective and binding upon the Holder (including any subsequent Permitted Transferee) as if taken by the Holder directly. Except as expressly provided for herein, (i) the Corporation shall not be obligated to deal with the Holder (including any Permitted Transferees) in respect of any action taken or to be taken with respect to this Debenture and (ii) all notices that the Corporation is required to provide in respect of any such actions or otherwise in connection with Series I Preferred Shares may be satisfied in all cases by providing such notice to the Investor.

(d)          Issue of Additional Preferred Shares. No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to the Series I Preferred Shares without the prior approval of the holders of the Series I Preferred Shares given as specified in Section 2(b), nor shall the number of Series I Preferred Shares be increased without such approval; provided, however, that nothing in this Section 8(c) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series I Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

9.	Certificated Shares.

(a)	Form and Dating. Series I Preferred Shares shall be in certificated form (“Certificated Series I Preferred Shares”). Each Series I Preferred Share certificate shall be dated the date of its execution.

(b)	Execution. Two officers shall sign each Series I Preferred Share certificate for the Corporation by manual or facsimile signature.

(c)	Transfer and Exchange. When a Certificated Series I Preferred Share is presented to the Corporation with a request to register the Transfer of such Certificated Series I Preferred Share or to exchange such Certificated Series I Preferred Share for an equal number of shares of Certificated Series I Preferred Shares evidenced by more than one certificate, the Corporation shall register the Transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Certificated Series I Preferred Shares surrendered for Transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Corporation, duly executed by the holder thereof or its attorney duly authorized in writing.

(d)	Legends. Each certificate evidencing Certificated Series I Preferred Shares shall bear legends in substantially the following form:

This security is subject to the provisions of the Investment Agreement dated as of March 22, 2019 between the Corporation and [eagle hydro ii lp] and the Exchange and option agreement dated as of May 1, 2019 between the Corporation and [eagle hydro II lp], which agreements contain among other things, restrictions on the right to transfer, pledge or otherwise deal with this security. Notice of such restrictions and the other provisions of such agreements is hereby given.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DISTRIBUTION DATE].

(e)	Replacement Certificates. If any of the Series I Preferred Shares certificates shall become mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series I Preferred Shares certificate, or in lieu of and substitution for the Series I Preferred Shares certificate lost, stolen or destroyed, a new Series I Preferred Share certificate of like tenor and representing an equivalent amount of shares of Series I Preferred Shares, but only upon receipt of evidence of such loss, theft or destruction of such Series I Preferred Shares certificate and indemnity, if requested, satisfactory to the Corporation.

(f)	Cancellation. In the event the Corporation shall purchase or otherwise acquire Certificated Series I Preferred Shares, the same shall thereupon be delivered to the Corporation for cancellation. The Corporation and no one else shall cancel and destroy all Series I Preferred Shares certificates surrendered for transfer, exchange, replacement or cancellation. The Corporation may not issue new Series I Preferred Shares certificates to replace Series I Preferred Shares certificates to the extent they evidence Series I Preferred Shares which the Corporation has purchased or otherwise acquired.

10.	Tax Matters.

(a)          Specified Amount for Tax Purposes. The amount specified in respect of each Series I Preferred Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to $1,000.

(b)          Tax Status. Unless the Series I Preferred Shares are “short-term preferred shares” for purposes of the Tax Act, the Corporation will elect to pay tax under Part VI.1 of the Tax Act at such a rate that no tax under Part IV.1 of the Tax Act will be payable by Holders of the Series I Preferred Shares.

(c)           Withholding Rights. The Corporation, shall be entitled to deduct or withhold from any dividend or other amount otherwise payable to any Holder of Series I Preferred Shares such amounts as the Corporation, is required or permitted (to the extent that absent such permitted deduction or withholding, the payor would be liable for taxes, interest and/or penalties in connection with the payment) to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the Series I Preferred Shares in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority and reasonable documentation respecting such payment is provided to the Holder of the Series I Preferred Shares. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, subject to the right of the Holder of Series I Preferred Shares as provided for below to provide such additional cash as is necessary to satisfy the tax obligations set out above, the Corporation is hereby authorized to sell or otherwise dispose of or to retain such portion of the non-cash consideration as is necessary in an amount equal to the amount the Corporation requires to comply with such deduction or withholding requirement and the Corporation shall notify the Holder thereof and, if a sale is elected, remit to the Holder any portion of the net proceeds of such sale not required to be remitted to a taxing authority. All payments to be made hereunder shall be made without interest. Notwithstanding anything to the contrary herein and if commercially reasonable, prior to selling or retaining any non-cash consideration to satisfy tax obligations as provided for above, the Corporation, as applicable, shall notify the holder of Series I Preferred Shares that it shall be making the deductions or withholdings noted above and such Holder shall have the option to provide cash to the Corporation in an amount equal to the amounts to be withheld or deducted within three Business Days of delivery of the notice, in which case the Corporation, shall not sell or retain any non-cash consideration until such three (3) Business Day period had passed.

11.	General.

(a)          Wire or Electronic Transfer of Funds. Notwithstanding any other right, privilege, restriction or condition attaching to the Series I Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series I Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire transfer or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series I Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series I Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series I Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special non-interest bearing account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

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